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December 10, 2012

Ms. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C 20549

Re:	KMP Futures Fund I LLC

Form 10-K for the fiscal year ended December 31, 2011

Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012.

File No. 000-53816

Dear Mr. Gordon

We acknowledge receipt of your letter dated November 28, 2012 in regards to the Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 for KMP Futures Fund I LLC (“KMP”)

Following are our responses to your questions requesting clarification:

Form 10Q for the Quarter Ended September 30, 2012,

1.	Note 3, Fees, page 17

SEC Comment:

In future filings, please clarify the base used to calculate indirect monthly management fees (e.g. amount funded, total capital commitment.)

Response:

KMP will in future filings, specifically describe the base used to calculate indirect monthly management fees.

2.	Item 2, Management’s Discussion and Analysis of Financial Condition, page 28 / Managing Member and its Affiliates, page 30.

SEC Comment:

In future filings, please revise to more clearly define the term “notional equity” in order to reconcile your disclosure on Page 30 that the managing member does not intend to use notional equity with your disclosure on page 20 that your investments in the affiliated investment funds are notionally funded. In addition, please include a discussion of how notional funding works with disclosure of the circumstances under which the two funds can request additional capital.

Response:

KMP will in future filings, clarify and align the terminology of notional equity and notional funding as requested in addition to a description of how notional funding works in the context of KMP’s investments.

3.	Exhibits 31.1 and 31.2

SEC Comment:

Please confirm to us that you will revise your certifications in all future filings, to conform to the exact language of Item 601(b)(31) of Regulation S-K, including the language “(the registrant’s fourth quarter in the case of an annual report”) in paragraph 4 (d).

Response:

We acknowledge The Commissions comments and will revise our certifications in future filings to comply with the Exchange Act Rules.

Finally in connection with our response, KMP acknowledges that:

a.	KMP is responsible for the adequacy and accuracy of the disclosures in the filing.

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and

c.	KMP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 10, 2012	By:	/s/ David K. Spohr
	Name:	David K. Spohr
	Title:	Senior Vice President and
Director of Fund Administration (Principal Financial/Accounting Officer)